ORRICK, HERRINGTON & SUTCLIFFE LLP 1000 Marsh Road Menlo Park, CA 94025 Tel (650) 614-7400 Fax (650) 614-7401 WWW.ORRICK.COM
December 2, 2008
VIA EDGAR CORRESPONDENCE FILING
Securities and Exchange Commission
Division of Corporate Finance, Room 4561
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Kathleen Collins, Accounting Branch Chief

Re:	SINA Corporation
Dear Ms. Collins:
In response to your letter dated October 31, 2008 setting forth the Staff’s comments regarding the Form 20-F of SINA Corporation (the “Company”) for the fiscal year ended December 31, 2007 filed June 30, 2008 with file no. 0-30698 (the “Comment Letter”), and pursuant to our telephone conversations and email correspondences with Ms. Kari Jin over the last week of November, on behalf of the Company, we respectfully request for an extension of time to respond to the Comment Letter.
We understand from Ms. Jin that the Comment Letter was delivered by postal mail to the Company’s Shanghai address and also sent by facsimile to the Company’s Beijing facsimile number, both listed on the cover page of the Company’s Form 20-F for the fiscal year ended December 31, 2007. Unfortunately, the Company did not receive the Comment Letter. The Company’s postal logs do not track postal deliveries made by PRC postal service, which is unreliable and often mishandles post originating from a foreign sender and addressed in English, and the Company’s facsimile logs do not show any incoming facsimile from the SEC. The Company first learned of the Comment Letter through a voice message left by Ms. Jin at the Company’s U.S. offices on November 24, 2008. The Company has since requested and received a copy of the Comment Letter on November 25, 2008 and has started preparing its response.
In light of the Company’s receipt of the Comment Letter on November 25, 2008, the Thanksgiving holidays that ensued during that week and since the response to the financial statements will involve review by the Company’s accounting firm, after discussion with the Company, we respectfully request for an extension of time to respond to the Comment Letter by Friday, December 19, 2008.
Please advise the undersigned of this office at (650) 614-7386 or by fax at the number listed above if you have any questions regarding the foregoing.
Sincerely,
/s/ Jerome J. Ku

cc:	Kari Jim (SEC) Jan Woo (SEC) Jay Ingram (SEC) Charles Chao (SINA Corporation) Herman Yu (SINA Corporation) David C. Lee (Orrick) Linda Zhou (Orrick)